1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 29, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Statement on Media Reports on Wafer Contamination at Fab 14B

Regarding media reports speculating on wafer contamination at TSMC’s Fab 14B facility published on January 28 and 29, TSMC makes the following statement:

On January 19, TSMC discovered yield problems in 12/16 nanometer production at its Fab 14B facility. After investigation, TSMC found that the issue was caused by a shipment of photoresist material. This shipment was provided by a vendor with many years of experience and a good track record in supplying to TSMC. However, it shipped a batch of material that is significantly below the quality of its previous shipments. We immediately stopped using this batch of material and notified all affected customers.

Since the discovery of the problem, we have communicated closely with all affected customers on the details of replacement and delivery schedules.

Given our current capacity utilization rate for 12/16 nanometer technology, we expect that most of the affected wafers can be made up in the first quarter of 2019, and any remainder can be made up in the second quarter. TSMC reiterates that this event is not expected to affect our guidance given on January 17, 2019.